Exhibit 99.2

WiLAN to Present at M Partners Annual Technology & Communications Investor Conference 2011

OTTAWA, Canada – September 16, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at the M Partners Annual Technology & Communications Investor Conference 2011 on September 20, 2011 at the Royal York Fairmont Hotel in Toronto, Ontario, Canada.  The presentation will take place on Tuesday, September 20, 2011 at 2:10 pm Eastern Time.  Presenting from management will be Jim Skippen, Chairman & CEO.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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